================================================================================

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549-1004


                              __________________

                                   FORM 11-K


      (Mark One)
/ X / Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the period ended December 31, 1999   Commission file number 1-9553

                                      OR

/   /     Transition Report Pursuant to Section 15(d) of the Securities Exchange
          Act of 1934



                          WESTINGHOUSE SAVINGS PROGRAM

       ________________________________________________________________

                            (Full title of the plan)



                                  VIACOM INC.

       ________________________________________________________________

          (Name of issuer of the securities held pursuant to the plan)



                             1515 Broadway
                           New York, New York 10036

       ________________________________________________________________

                   (Address of principal executive offices)


================================================================================

                                CBS CORPORATION

                         WESTINGHOUSE SAVINGS PROGRAM



                               Table of Contents


                                                                           Page
Independent Auditors' Report                                                  1

Statements of Net Assets Available for Benefits                               2

Statement of Changes in Net Assets Available for Benefits                     3

Notes to Financial Statements                                                 4


Schedule:

Schedule of Assets Held for Investment Purposes                              12

Exhibit:

   I- Consent of Independent Auditors



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, (ERISA) have been omitted because there is no information to report.


                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undesigned, hereunto duly authorized.

                                           Westinghouse Savings Program


                                           By: /s/ A.G. Ambrosio
                                           -------------------------------
                                           A.G. Ambrosio
Date: June 15, 2000                        Plan Administrator

                         Independent Auditors' Report

To the Participants and Administrator of the Westinghouse Savings Program:


We have audited the accompanying statements of net assets available for benefits of the Westinghouse Savings Program (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        KPMG LLP


Pittsburgh, Pennsylvania
June 15, 2000

                                CBS CORPORATION
                         WESTINGHOUSE SAVINGS PROGRAM

                Statements of Net Assets Available for Benefits

                          December 31, 1999 and 1998

                                (In thousands)

                                                                          1999                   1998
                                                                  ---------------------  ---------------------
Investments, at fair value (note 4):
    CBS common stock                                              $         235,281                303,061
    Registered investment companies                                         640,486                981,167
    Loans to participants                                                     4,380                 31,923
    Interest-bearing cash                                                     4,422                     21
                                                                  -------------------    ---------------------
                                                                            884,569              1,316,172
Investments, at contract value:
    Beneficial interest in the Master Trust,
      net of fees (note 5)                                                1,839,422              2,498,477
                                                                  -------------------    ---------------------
                Total investments                                         2,723,991              3,814,649

Receivables:
    Rollover contributions                                                      364                    617
    Net receivables from investment activity                                  2,296                 11,375
                                                                  -------------------    ---------------------
                Total receivables                                             2,660                 11,992
                                                                  -------------------    ---------------------
                Total assets                                              2,726,651              3,826,641

Liabilities:
    Investment manager fees payable                                            (177)                    --
    Plan transfer (note 7)                                                       --               (101,885)
                                                                  -------------------    ---------------------
                Total liabilities                                              (177)              (101,885)
                                                                  -------------------    ---------------------
                Net assets available for benefits                 $       2,726,474              3,724,756
                                                                  =====================  =====================

See accompanying notes to financial statements.

                                CBS CORPORATION
                         WESTINGHOUSE SAVINGS PROGRAM

           Statement of Changes in Net Assets Available for Benefits

                         Year Ended December 31, 1999

                                (In thousands)

Additions to net assets attributed to:
       Investment income:
             Net appreciation in fair value of investments                              162,521
             Interest and dividends                                                      19,078
             Net investment gain from the Master Trust (note 5)                          97,731
                                                                         -----------------------
                                     Total investment gain                              279,330
       Contributions:
             Participants                                                                14,680
             Employer cash                                                                3,841
             Rollovers and trust-to-trust transfers                                      18,868
                                                                         -----------------------
                                    Total contributions                                  37,389
       Other                                                                                 37
                                                                         -----------------------
                                    Total additions                                     316,756

Deductions from net assets attributed to:
       Benefits paid to participants                                                   (402,896)
                                                                         -----------------------
                                    Total deductions                                   (402,896)
                                                                         -----------------------
                                    Net decrease                                        (86,140)

Plan transfers, net (note 7)                                                           (912,142)
                                                                         -----------------------
                                                                                       (998,282)

Net assets available for benefits:
       Beginning of year                                                              3,724,756
                                                                         -----------------------
       End of year                                                                    2,726,474
                                                                         =======================

See accompanying notes to financial statements.

                                CBS CORPORATION
                         WESTINGHOUSE SAVINGS PROGRAM

                         Notes to Financial Statements

                          December 31, 1999 and 1998

                                (In thousands)


(1)  Description of Operations and Summary of Significant Accounting Policies

     CBS Corporation (the Corporation or CBS, formerly Westinghouse Electric Corporation), one of the largest radio and television broadcasters in the United States, is the Plan Sponsor of the Westinghouse Savings Plan. During recent years, the Corporation has redefined its business portfolio and future direction in its transformation to a pure media company. As the Corporation redefined its business portfolio, a significant number of businesses were identified as non-strategic and consequently divested.

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual basis of accounting.

     (b)  Investments

          The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Guaranteed investment contracts with insurance companies and synthetic guaranteed investment contracts held in the Westinghouse Savings Program Master Trust (Master Trust), in which the Plan's Fixed Income Fund has a beneficial interest, are presented at contract value. Loans to participants are valued at cost, which approximates fair value.

     (c)  Measurement Date

          Purchases and sales of securities are recorded on a trade-date basis.

     (d)  Dividends

          Dividends on the Plan's shares of common stock and registered investment companies are credited to each participant's account, as appropriate, for shares held as of the date of record.

     (e)  Payment of Benefits

          Benefits are recorded when paid.

                                   4                                 (Continued)

                                CBS CORPORATION
                         WESTINGHOUSE SAVINGS PROGRAM

                         Notes to Financial Statements

                          December 31, 1999 and 1998

                                (In thousands)


     (f)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of Plan activity during the reporting period. Actual results could differ from those estimates.

     (g)  Reclassification

          Pursuant to the adoption of SOP 99-3, certain information for 1998 has been reclassified to conform to the 1999 presentation.


(2)  Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan document or the Summary Plan Description for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan. It is subject to the provisions of ERISA. All represented and nonrepresented employees of the Corporation, other than employees eligible to participate in other plans sponsored by the Corporation, or its designated subsidiaries or designated joint ventures, are eligible to participate in the Plan. Leased employees and employees of excluded units are not eligible to participate in the Plan.

     (b)  Contributions and Withdrawals

          Plan participants may elect to contribute 2% to 20% of their base earnings on either a pre-tax or after-tax basis or a combination thereof, subject to IRS limitations. The Corporation matches contributions in an amount equal to 50% of the first 6% of the participant's base earnings contributed. Beginning January 1, 1997, the employer matching contributions for non-union employees are made to the CBS Common Stock Fund and may, at the discretion of the Plan Administrator, be either in the form of the Corporation's common stock or in cash.

                                       5                             (Continued)

                                CBS CORPORATION
                         WESTINGHOUSE SAVINGS PROGRAM

                         Notes to Financial Statements

                          December 31, 1999 and 1998

                                (In thousands)


          Participants may elect for their contributions to be invested in 1% increments in any of eleven investment options. The eleven investment options include the Fixed Income Fund, the CBS Common Stock Fund and the following registered investment companies: the Fidelity Growth and Income Fund, the BT Investment Equity 500 Index Fund (BT Index Fund), the American Century Ultra Fund (Ultra Fund), the Janus Fund, the BT Investment Lifecycle Long Range Fund (BT Lifecycle Long Range Fund), the J.P. Morgan Institutional Diversified Fund (JPM Diversified Fund), the J.P. Morgan Institutional International Equity Fund (JPM International Fund), the BT Investment Lifecycle Mid Range Fund (BT Lifecycle Mid Range Fund), and the BT Investment Lifecycle Short Range Fund (BT Lifecycle Short Range Fund).

          All participants are permitted to make withdrawals from the Plan subject to provisions in the Plan document. Inactive or terminated participants have several payment options, detailed in the Plan document.

     (c)  Loans

          Loans are made available to all participants on a nondiscriminatory basis subject to the provisions in the Plan document. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant's total vested account balance. Loans bear interest at a fixed rate. The rate is determined as the prime rate in effect on the last business day of the quarter prior to the loan origination date plus 1%. All loans are subject to specific repayment terms and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

     (d)  Rollovers and Trust-to-Trust Transfers

          Corporation employees and retirees may elect to transfer savings from other plans that are qualified by the IRS into the Plan. Rollovers and trust-to-trust transfers represent funds transferred from the Westinghouse Pension Plan or other qualified plans to the Plan.

                                   6                                 (Continued)

                                CBS CORPORATION
                         WESTINGHOUSE SAVINGS PROGRAM

                         Notes to Financial Statements

                          December 31, 1999 and 1998

                                (In thousands)


     (e)  Vesting and Forfeitures

          Participant contributions to the Plan plus actual earnings thereon are fully vested and nonforfeitable. If an employee had eligible service before January 1, 1989, the employer matching contributions plus actual earnings thereon are also vested. Employees hired on or after January 1, 1989 must complete five years of eligibility service to become vested in the employer matching contributions plus actual earnings thereon. If a participant terminates employment prior to completing five years of eligibility service, the current value of their employer matching contributions will be forfeited. Forfeited contributions are used to reduce future employer matching contributions. In 1999, employer contributions were reduced by $273 ($866 in 1998) from forfeited nonvested accounts.

     (f)  Plan Expenses

          The Corporation is responsible for the general administration of the Plan and for carrying out the provisions thereof. The investment assets of the Plan are administered by a trustee appointed by the Financial and Administrative Managers of the Plan. With the exception of investment manager fees, which are paid by the Plan, expenses of the Plan are borne by the Corporation.

     (g)  Plan Termination

          Although the Corporation does not intend to terminate the Plan, the Corporation has the right to terminate the Plan at any time subject to provisions of collective bargaining agreements. If such termination occurs, all amounts credited to participants' accounts shall become vested and be distributed as soon as practicable.

                                       7                             (Continued)

                                CBS CORPORATION
                         WESTINGHOUSE SAVINGS PROGRAM

                         Notes to Financial Statements

                          December 31, 1999 and 1998

                                (In thousands)

(3)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500 for the 1999 and 1998 Plan years:

                                                                         1999               1998
                                                                  -----------------   -----------------
          Net assets available for benefits per the
               financial statements                             $        2,726,474           3,724,756
          Amounts allocated to withdrawing
                participants                                                (3,714)             (3,886)
                                                                  -----------------   -----------------
          Net assets available for benefits per the
               Form 5500                                        $        2,722,760           3,720,870
                                                                  =================   =================

     The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500 for the 1999 Plan year:

          Benefits paid to participants per the financial statements                          $       402,896
              Add amounts allocated to withdrawing participants
                   as of December 31, 1999                                                              3,714
              Less amounts allocated to withdrawing participants
                   as of December 31, 1998                                                             (3,886)
                                                                                                ----------------
          Benefits paid to participants per the Form 5500                                     $       402,724
                                                                                                ================

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                       8                             (Continued)

                                CBS CORPORATION
                         WESTINGHOUSE SAVINGS PROGRAM

                         Notes to Financial Statements

                          December 31, 1999 and 1998

                                (In thousands)


(4)  Investments

     The following table presents the values of investments that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998.

                                                                            December 31,
                                                               -----------------------------------
                                                                       1999             1998
                                                               -----------------------------------
          Beneficial interest in the Master Trust             $     1,839,422        2,498,477
          CBS common stock                                            235,281          303,061
          Fidelity Growth and Income Fund                             162,512          312,851
          BT Index Fund                                               163,341          252,878
          Janus Fund                                                  158,748              N/A

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $162,521 as follows:

                                                                      1999
                                                                 --------------
          Registered investment companies                       $     91,324
          CBS common stock                                            71,197
                                                                 --------------
                                                                $    162,521
                                                                 ==============

(5)  Master Trust

     As of December 31, 1999, the Master Trust includes the Fixed Income Fund of the Plan, as well as the Fixed Income Fund of another plan sponsored by the Corporation. The Master Trust is administered by Deutsche Bank (formerly Bankers Trust) and governed by the Westinghouse Savings Program Master Trust Agreement. Although assets in the Master Trust are commingled, the trustee maintains records of contributions received from and distributions made to the Master Trust for each participating plan. As of December 31, 1999 and 1998, the Plan's beneficial interest in the net assets of the Master Trust was approximately 99.99%. Net assets and net investment income are allocated by the trustee to each plan based on the beneficial interest of each plan to the total beneficial interests of the participating plans on a daily basis.

                                       9                             (Continued)

                                CBS CORPORATION
                         WESTINGHOUSE SAVINGS PROGRAM

                         Notes to Financial Statements

                          December 31, 1999 and 1998

                                (In thousands)

The following table presents the values of investments in the Master Trust as of December 31, 1999 and 1998:

                                                       1999                           1998
                                           ---------------------------    ---------------------------
                                             Contract        Market         Contract         Market
                                               value          Value           value          value
                                           -------------  ------------    -------------  ------------
Guaranteed investment contracts           $     119,095       115,376        449,428        450,678
Synthetic guaranteed investment
  Contracts                                   1,656,675     1,680,106      1,955,176      2,023,929
Cash                                             64,095        64,095         94,322         94,322
                                           -------------  ------------    -------------  ------------
          Master Trust                    $   1,839,865     1,859,577      2,498,926      2,568,929
                                           =============  ============    =============  ============

Market values of investments in the Master Trust are based on quoted market prices or on discounted cash flow analysis utilizing estimated current market interest rates.

The contract value of the Master Trust excludes accrued investment consulting fees for the Fixed Income Fund payable to the Bankers Trust Company.

Synthetic guaranteed investment contracts utilize benefit-responsive wrapper contracts issued by various third-party issuers. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. The synthetic guaranteed investment contracts may invest in derivatives and include collateralized mortgage obligations (CMOs), real estate investment conduits (REMICs), other mortgage derivatives, call/put options on Treasury securities and U.S. Treasury bond futures contracts. The notional and fair values of these derivatives, as estimated by the trustee and various investment managers, are $229,883 and $218,609 as of December 31, 1999, and $457,775 and $394,233 as of
December 31, 1998, respectively.

The aggregate investment gain from the Master Trust for the year ended December 31, 1999, of $98,295 is solely comprised of interest income. Certain expenses of the Master Trust are deducted from the aggregate investment gain.

The average blended yield of all the investment contracts as of December 31, 1999 and 1998, was 6.08% and 6.41%, respectively, while the annual one year return for the years ended December 31, 1999 and 1998, was 6.08% and 6.54%, respectively.

                                       10                            (Continued)

                                CBS CORPORATION
                         WESTINGHOUSE SAVINGS PROGRAM

                         Notes to Financial Statements

                          December 31, 1999 and 1998

                                (In thousands)


(6)  Federal Income Taxes

     A favorable determination letter was received from the Internal Revenue Service on September 25, 1997, stating that the Plan and related trust are qualified under Section 401(a) of the Code, and the related trust is exempt from tax under Section 501(a) of the Code. In the opinion of the Plan Administrator, the Plan has operated in accordance with the terms of the Plan and in conformity with the applicable requirements of the Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.


(7)  Transfer of Assets

     During 1999, the Corporation continued to divest a significant number of businesses identified as non-strategic. This divestiture activity resulted in transfers out of the Plan of $912,142 for the year ended December 31, 1999.

     During June 1999, the Plan transferred assets to a plan sponsored by Emerson Electric and other plans in connection with the divestiture of the Process Control Division (PCD) which occurred in November 1998. As of December 31, 1998, the accrued balance of $101,885 was recorded as a liability on the statement of net assets available for benefits.


(8)  Subsequent Events

     As of December 31, 1999, the Plan had approximately two hundred active contributing participants remaining. On January 5, 2000, the Corporation transferred these contributing participants' assets in the amount of $8,252 to another plan sponsored by the Corporation.

     On May 4, 2000, CBS was merged with and into Viacom Inc. Each share of CBS common stock held by the Plan was converted into 1.085 shares of Viacom Class B common stock. Plan provisions and investment options have remained the same and employer contributions are now being invested in Viacom Class B common stock.

                                                                      Schedule 1

                                CBS CORPORATION
                         WESTINGHOUSE SAVINGS PROGRAM

                                EIN: 25-0877540

                               Plan Number: 002

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999

                                (In thousands)

                                                                Description of investment including
         Identity of issue, borrower, lessor                      maturity date, rate of interest,                     Current
                  or similar party                               collateral, par or maturity value                      value
       ----------------------------------------        ------------------------------------------------------      ---------------
  *    CBS Corporation                              Common stock                                                $         235,281
                                                    Registered investment companies:
       Fidelity Investments                                   Fidelity Growth and Income Fund                             162,512
  *    Bankers Trust Company                                  BT Index Fund                                               163,341
       American Century Investments                           Ultra Fund                                                  110,280
       Janus Capital Corporation                              Janus Fund                                                  158,748
  *    Bankers Trust Company                                  BT Lifecycle Long Range Fund                                 10,005
       J.P. Morgan                                            JPM Diversified Fund                                          9,630
       J.P. Morgan                                            JPM International Fund                                        9,434
  *    Bankers Trust Company                                  BT Lifecycle Mid Range Fund                                  10,046
  *    Bankers Trust Company                                  BT Lifecycle Short Range Fund                                 6,490
                                                                                                                   ---------------
                                                                                                                          640,486

  *    Mellon Bank                                  WSP Proprietary Cash Fund                                               4,422
  *    Participant loans                            Participant loans with various rates of interest (7%
                                                              to 10%) and various maturity dates through 2004               4,380
                                                                                                                   ---------------
                                                                                                                $         884,569
                                                                                                                   ===============

* Party-in-interest

See accompanying independent auditors' report.

                                       12